

Mail Stop 3720

July 25, 2008

Mack Steele
President and Chief Executive Officer
Steele Recording Corporation
3504 South 5175 West
Cedar City, UT 84720

      Re: **Steele Recording Corporation**
              Form 10-KSB for the Fiscal Year Ended December 31, 2007
              Filed March 27, 2008
              File No. 333-143970

Dear Mr. Steele:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director